UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

IEC ELECTRONICS CORP.
(Exact name of registrant as specified in its charter)

Delaware	0-6508	13-3458955
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation or organization)

105 Norton Street, Newark, New York   14513
(Address of Principal Executive Offices) (Zip Code)

Jeffery T. Schlarbaum    315-331-7742
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information on this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01, is available at http://www.iec-electronics.com/conflict-minerals/.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IEC Electronics Corp.
(Registrant)

May 29, 2015	/s/ Jeffery T. Schlarbaum
Jeffery T. Schlarbaum
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit 1.01     Conflict Minerals Report